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6-10

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UNITED S[TATES]
SECURITIES AND EXCH[ANGE COMMISSION]
Washington, D.C.

02022397

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SEC MAIL RECEIVED
MAY 3 0 2002
WASH. D.C. 151 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brian Cohn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 Cathedral Avenue, NW
(No. and Street)

Washington,	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn (202) 364-3100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name — if individual, state last, first, middle name)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/02 PS OK-VF 6-24-02

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Washington D.C.
Subscribed and sworn to before me the 23rd of May, 2002

Signature

President
Title

Notary Public
TIGABU NIGUSSIE
Notary Public, District of Columbia
My Commission Expires June 14, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Brian Cohn, Inc.
5410 Cathedral Avenue, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn Inc., as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn, Inc., as of March 31, 2002, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
May 15, 2002

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BRIAN COHN, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents	$ 17,206
Investment, at cost	29,300
Loan receivable from officer	183,407
Total assets	$ 229,913

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 5,000
Liabilities subordinated to claims of general creditors	
Subordinated cash borrowings	150,000
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value	
Authorized: 1,000 shares	
Issued and outstanding: 105.2635 shares	55,000
Additional paid-in capital	25,500
Accumulated deficit	(5,587)
Total stockholders' equity	74,913
Total liabilities, subordinated liabilities and stockholders' equity	$ 229,913

The accompanying notes are an integral part of these financial statements.

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BRIAN COHN, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(I) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract.

(c) Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Investment, At Cost

Investment of $29,300 consists of a private issue stock position which is stated at cost at March 31, 2002.

Note 3 - Net Capital Requirements

The capital ratio was 41%, versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirement under SEC rule 15c3-1 is $5,000. The net capital as computed was $12,206, leaving capital in excess of requirements in the amount of $7,206.

Note 4 - Cash Subordination Agreement

A Cash Subordination Agreement of $150,000, dated September 1987, with interest at 9% per annum, as agreed between the Company and Brian Cohn, the President, and its client and stockholder, Arthur H. Keyes, Jr., was extended through February 2003, pending approval by the National Association of Securities Dealers, Inc.

Note 5 - Related Party Transactions

At March 31, 2002, the major stockholder has an outstanding loan from the Company including interest at 9% per annum totaling $183,407.

During the year, the Company paid $7,500 for administrative and other services to an affiliate owned by the same stockholder of the Company which has been reported as other expense in the statement of income.

A copy of the Company's statement of financial condition as of March 31, 2002, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.